VIA EDGAR

August 15, 2008

William Thompson
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

RE:	Chesapeake Utilities Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed March 10, 2008
File No. 1-11590

Dear Mr. Watson:

Chesapeake Utilities Corporation. (the “Company”) hereby responds to the Staff’s comments as set forth in your letter of July 25, 2008.  The comments in the letter are reproduced below, together with our responses to the staff of the Securities and Exchange Commission (the “Staff”) in plain text.

Item 1. Business, page 1

1.
Your tables of operating revenues by customer class under the natural gas distribution heading on page one and natural gas transmission heading on page two and the table of operating revenues of your propane distribution operations on page four appear to represent non-GAAP financial measures since the amounts do not sum to the amount of aggregate revenues presented in the financial statements or segment revenues presented in NOTE C on page 45.  Please revise so that your disclosure of revenues by product in the narrative description of your business is based on the revenue amounts reported in the financial statements. Please refer to Item 10(e) of Regulation S-K and Question 16 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” available on our website at sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Response:  We have reviewed Item 10(e) of Regulation S-K and Question 16 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” based on the staff’s recommendation. Question 16 and the staff’s comment seem to refer to segment reporting. However, our operating revenue tables that the staff’s comment is referring to are in Item 1: Business, Section C: Narrative Description of Business and are not intended to display full segment information. The Company added additional disclosures to its 2007 Form 10-K (Item 1: Business, Section C: Narrative Description of Business) to include tables for its natural gas distribution, natural gas transmission, and propane distribution operations.  These tables were provided to assist investors with the understanding of the “principal product or services rendered” and the “amount or percentage of revenue by any class of similar products or services” to comply with Item 101(c)(1)(i) of Regulation S-K §229.101 for our respective business operations, excluding our Natural Gas Marketing and Propane Wholesale Marketing subsidiaries which are unregulated.  However, we did disclose information to assist investors with the understanding of the principal product or services rendered by these unregulated subsidiaries. It was not the intent of the Company to have the reader add these tables together and cross-reference the information to the Note C “Segment Information.”  The Company included in the preceding section of the Form 10-K (Item 1: Business, Section B: Financial Information About Business Segments) that the reader should refer to Note C for additional information by business segment.

The Company will modify Item 1: Business, Section C: Narrative Description of Business of the Form 10-K in future filings to include the following disclosure:

The revenues by product in the narrative description of our business are not intended to match the revenue amounts reported in the financial statements, but to provide a description in order to assist with the understanding of our principal products and services rendered and the amount of revenue by any class of similar products or services.

Report of Independent Registered Public Accounting Firm, page 33

2.	We note that the report differed from the report included in the 2007 financial information accompanying your summary annual report to shareholders submitted on April 4, 2008. Please advise or revise.

Response:  In 2007, the Company changed Independent Registered Public Accounting Firms. Since the Company had different years of financial statements included in a 1934 Act filing that were audited by two Independent Registered Public Accounting Firms, the filing included our current and former accountant’s report and consents. However, as permitted by S-X Rule 2-05, the predecessor auditors report need not be presented in annual reports to security holders furnished in accordance with the SEC proxy rules.  The difference in the Report of Independent Registered Public Accounting Firm included in Form 10-K and the report in the summary annual report relates to the 2006 and 2005 retrospective adjustments for discontinued operations.

At the time of filing the Form 10-K, there was miscommunication between the successor and predecessor auditors and the Company regarding reporting on the 2006 and 2005 retrospective adjustments for discontinued operations.  The predecessor auditor’s report indicated the adjustments were audited by the successor auditor. The successor auditor did not report on the adjustments, but had audited these adjustments during the audit of the 2007 financial statements.

Subsequent to the filing of the Form 10-K, the Company became aware of the matter and concluded, and the successor auditor concurred, that the 2006 and 2005 adjustments were not material and did not require filing an Amended  Form 10-K for 2007 to include the reporting on these adjustments.

When the summary annual report was filed, the Company included the report of the successor auditor which included a reference to the predecessor auditor’s report as permitted by S-X Rule 2-05.  The successor auditor reported in the first paragraph of their report that the 2006 and 2005 financial statements were audited by other auditors except for the adjustments to retrospectively reflect the discontinued operations.  In addition, the successor auditor reported on the 2006 and 2005 adjustments.

Consolidated Statement of Cash Flows, page 36

3.
Please provide supplemental disclosure regarding non-cash financing transactions.  Refer to paragraph 32 of SFAS 95.  Also, please consider disclosing the cash flow resulting from share-based payment arrangements separately from other employee benefit and compensation expense.  Refer to Paragraph 64d. of SFAS 123(R).

Response: The Company will add a new Note to its future filings to include the supplemental disclosures regarding non-cash investing and financing transactions as described in paragraph 32 of SFAS 95.  This disclosure will be similar to the following:

Supplemental Cash Flow Information for Non-Cash Investing and Financing Activities

The following table summarizes the Company’s non-cash investing and financing activities:

For the years ended December 31,	2007	2006
Supplemental Disclosures of Non-Cash Investing Activities:
Capital Property and equipment acquired on account, but not paid as of December 31	$365,890	$1,490,890

Supplemental Disclosures of Non-Cash Financing Activities:
Dividends Reinvestment Plan (“DRP”)	$838,951	$844,920
Conversion of debentures	137,784	283,417
Performance Incentive Plan (“PIP”)	435,309	715,494
Director Stock Compensation Plan (“DSCP”)	183,573	175,617
Tax benefit on stock warrants	-	201,455

Response:  In future filings, the Company will report adjustments to operating cash flow resulting from share-based payments separately from other employee benefits and compensation expense.

Consolidated Statement of Stockholders’ Equity, page 39

4.
Please provide us with a summary of cash and non-cash capital transactions for each year presented together with reconciliations to the cash transactions reflected in the statements of cash flows.  In doing so, please include reconciliations of employee benefits and compensation expense, issuance of stock including dividend reinvestment and retirement savings plans, treasury stock transactions and cash dividends paid.  In future filings please consider revising your presentation and related disclosures to facilitate an understanding of the changes in your capital accounts.

Response:  In our future filings, we will consider revising our presentation and related disclosures to facilitate the understanding of the changes in our capital accounts.

Within the table below, we are providing the Staff with a summary of cash and non-cash capital transactions for each year presented in our 2007 Form 10-K together with reconciliations to the cash transactions reflected in the statements of cash flows.  In addition, the table below includes reconciliations of employee benefits and compensation expense, issuance of stock including dividend reinvestment and retirement savings plans, treasury stock transactions and cash dividends paid.

Reconciliations of Financing Activities per the Consolidated Statement of Cash Flow (CSCF) and the Non-Cash Employee Benefits and Compensation Amount

Financing Activities	2007	2006	2005
Common Stock Dividends
Per Consolidated Statements of Stockholder Equity (CSSE)	$(7,930,400)	$(7,090,535)	$(6,627,807)
Non-cash dividends for the Dividend Reinvestment Plan (DRP)	840,718	844,920	779,474
Change in dividends payable	59,861	263,084	59,153
Dividends paid in cash, per CSCF	$(7,029,821)	$(5,982,531)	$(5,789,180)

Stock Issued
Per CSSE:
Common Stock	$43,475	$391,786	$50,674
Additional Paid in Capital	3,631,332	22,340,371	2,765,132
Total Stock Issued	$3,674,807	$22,732,157	$2,815,806

Stock issued for cash:
Issuance of new stock	-	$19,698,509	-
Exercise of warrants, net of tax	-	(233,327)	-
Tax effect of stock warrants	-	(201,455)	-
Optional cash payments for DRP	299,436	321,865	458,757
Total cash stock transactions, per CSCF	$299,436	$19,585,592	$458,757

Non-cash stock issued:
Dividends reinvested	$840,718	$(844,920)	$(779,474)
Amortization of deferred DRP costs	(1,767)	-	6,681
Retirement Savings Plan	948,683	914,811	693,084
Conversion of Debentures	137,784	283,417	384,263
Stock-based compensation:
Performance Incentive Plan (PIP)	435,309	715,494	349,198
Directors' Fees	183,573	175,617	144,349
Employee Stock Award	10,316	10,850	-
PIP accrued for 2007 performance	820,755	-	-
Total non-cash stock transactions	3,375,371	1,255,269	798,101
Tax effect of stock warrants	-	201,455	-
Total stock transactions	$3,674,807	$21,042,316	$1,256,858

Change in Cash Overdrafts Due to Outstanding Checks and Net Borrowing Under Line of Credit Arrangements

Per Balance Sheet:
Short-term borrowing, end of year	$45,663,944	$27,553,941	$35,482,241
Short-term borrowing, beginning of year	27,553,941	35,482,241	5,001,758
Change per Balance Sheet	$18,110,003	$(7,928,300)	$30,480,483

Statement of Cash Flows:
Change in cash overdrafts due to outstanding checks	$(541,052)	$49,047	$874,083
Net borrowing under line of credit	18,651,055	(7,977,347)	29,606,400
Total per CSCF	$18,110,003	$(7,928,300)	$30,480,483

Repayment of Long-Term Debt
Change in long-term debt, per Balance Sheet	$(7,794,364)	$14,786,910	$(5,179,091)
Issuance of Debt	-	(20,000,000)	-
Non-cash conversion of debentures	137,784	283,417	384,263
Cash repayment of long-term debt, per CSCF	$(7,656,580)	$(4,929,673)	$(4,794,828)

Non-Cash Employee Benefits and Compensation
Non-cash pension costs	$45,274	$(1,087,107)	$7,413
Non-cash retirement savings plan costs	948,683	914,811	693,084
Treasury stock used for retirement savings plan	-	2,621	190,031
Non-cash PIP	820,755	552,283	731,079
Non-cash Employee Stock Award	10,316	-	-
Per CSCF	$1,825,028	$382,608	$1,621,607

Note A. Summary of Accounting Policies, page 41

5.	Please disclose the types of costs included in cost of sales, operations expense, and maintenance expense line items in the statements of operations.

Response: The following provides the types of costs included in the cost of sales and operations and maintenance expenses line items in the statement of operations.

Cost of Sales
Cost of sales includes the direct costs attributable to the products sold or services provided by the Company for its utility and non-utility operations.  These costs primarily include the variable cost of natural gas and propane commodities, pipeline capacity costs needed to transport and store natural gas, transportation costs to transport propane purchases to our storage facilities, and the direct cost of labor for our advanced information services segment.

Operations and Maintenance Expenses
Operations and Maintenance Expenses are costs associated with the operation and maintenance of the Company’s utility and non-utility operations. Major cost components of operations and maintenance expenses include operation and maintenance salaries and benefits, materials and supplies, usage of vehicles, tools and equipment, payments to contractors, utility plant maintenance, customer service, professional fees and other outside services, insurance expense, minor amounts of depreciation, accretion of cost of removal for future retirements of utility assets, and other administrative expenses.

In our future filings, we will expand our disclosures in Note A, Summary of Accounting Policies, to include the types of costs included in the cost of sales and operations and maintenance expenses line items in the statement of operations.

6.
Please disclose your accounting policies related to asset retirement obligations and provide the disclosures in paragraphs 22a-c of SFAS 143 or tell us why you believe these disclosures are not required.

Response:  The Company does not have any legal obligations associated with the retirement of any of its tangible long-lived assets as described in SFAS 143.  The Company does have a regulatory liability on its financial statements called accrued asset removal costs, which represents the cost of removal for future retirements of utility assets; however, this regulatory liability does not represent an asset retirement obligation as defined within SFAS 143.  This regulatory liability represents timing differences for the amounts recovered in rates from regulated utility customers and the current year’s actual costs of removal.

7.
Please disclose the nature of depreciation and accretion included in other operating costs disclosed in the statements of cash flows as an adjustment to reconcile net income to net operating cash.  Additionally, tell us how you classify cash payments for debt issuance costs in the statements of cash flows.

Response: The following provides the types of costs included in the depreciation and accretion listed within operation expenses on the statement of cash flows.

Depreciation and Accretion Included in Operations Expenses
Depreciation and accretion included in operations expenses consist of the accretion of the costs of removal for future retirement of utility assets, vehicle depreciation, computer software and hardware depreciation and other minor amounts of depreciation expenses.

In our future filings, we will expand our disclosures in Note A, Summary of Accounting Policies, to include the types of costs included in the depreciation and accretion listed within operation expenses on the statement of cash flows.

Response:  The Company made cash payments of $48,000 and $32,000 for debt issuance costs in years 2005 and 2006, respectively, related to the issuance of long-term debt.  These costs were recorded as an adjustment to reconcile net income to net operating cash on the statement of cash flow.

Income Taxes and Investment Tax Credit Adjustments, page 43

8.	Please disclose the information required by paragraphs 20 and 21 of FIN 48 or tell us why you believe these disclosures are not required.

Response:  Within Note A, “Summary of Accounting Policies” of the Company’s Form 10-K, we disclosed that the adoption of FIN 48 did not have an impact on its financial condition or results of operations.  Since the Company did not have any uncertain tax positions, the required disclosures in paragraphs 20 and 21 are not applicable.

Note H.  Long-Term Debt, page 47

9.
We note that you are required to maintain a ratio of equity to total capitalization of 40% under the most restrictive covenant contained in your debt agreements.  As such, please disclose the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. Also, please tell us whether your consolidated subsidiaries are restricted from transferring funds to you in the form of loans, advances or cash dividends under terms of your debt agreement or by regulatory agencies.  If so, tell us the amount of the restricted net assets of your consolidated subsidiaries and how you compute the amount.  If the restricted net assets of your consolidated subsidiaries exceed 25% of consolidated net assets, please describe the nature of the restrictions on the ability of consolidated subsidiaries to transfer funds to you and disclose the amount of their restricted net assets as of the end of the most recently completed fiscal year, and provide Schedule I. Refer to Rule 4-08(e)(3) and 5-04 of Regulation S-X.

Response:  The Company will revise its disclosure in future filings to contain any restrictions placed on the payment of dividends.

Our future filings will include the following disclosures in Note H – Long-Term Debt:

Debt Covenants
Indentures to the long-term debt of the Company and its subsidiaries contain various restrictions. The most stringent restrictions state that the Company must maintain equity of at least 40 percent of total capitalization, and the pro-forma fixed charge coverage ratio must be 1.5 times.  Failure to meet those covenants could result in accelerated due dates and/or termination of the agreements. As of December 31, 2007, the Company is in compliance with all of its debt covenants.

In terms of restrictions which limit the payment of dividends by the Company, each of the Company’s Unsecured Senior Notes contains a “Restricted Payments” covenant.  The most restrictive covenants of this type are included within the 7.83% Senior Notes, due January 1, 2015.  The covenant provides that the Company cannot pay or declare any dividends or make any other Restricted Payments (such as dividends) in excess of the sum of $10,000,000 plus consolidated net income of the Company accrued on and after January 1, 2001.  As of December 31, 2007, the Company’s cumulative consolidated net income base was $73,305,475, offset by Restricted Payments of $46,171,742, leaving $27,133,733 of net income free of restrictions.

In addition, the Company’s subsidiaries are not restricted from transferring funds to the Company in the form of loans, advances or cash dividends under the terms of the covenants of the Company’s various Unsecured Senior Notes.

* * * *
In connection with responding to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to call me at (302) 734-6799.

Very truly yours,

/s/ Michael P. McMasters
------------------------------
Michael P. McMasters
Senior Vice President & Chief Financial Officer

cc:	Anthony Watson, Reviewing Accountant